The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

April 16, 2020

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-237253) (the “Registrant”)

Dear Ms. Fettig and Ms. O’Neal:

This letter responds to accounting comments provided telephonically to me and Alexander Karampatsos of Dechert LLP on March 27, 2020 and legal comments provided telephonically to me on April 13, 2020, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of The Hartford Quality Bond Fund (“Acquired Fund”) into The Hartford Total Return Bond Fund (“Acquiring Fund”), which was filed on March 18, 2020.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the pre-effective amendment no. 1 to the registration statement (“Amendment”) that we anticipate filing on or about April 29, 2020 and requesting effectiveness on or about May 1, 2020. Capitalized terms have the same meaning as defined in the registration statement.

Accounting Comments:

(1)	Comment: When filing the Amendment, please update the Acquiring Fund’s and Acquired Fund’s share class identifiers on EDGAR to be consistent with how it is presented in the N-14.

Response: The Registrant will make this change when filing the Amendment.

(2)	Comment: The auditor consent has a typographical error with respect to the consent date. When filing the Amendment, please file an updated consent.

Response: The Registrant will file a revised consent with the Amendment.

(3)	Comment: In light of current market conditions, please confirm whether any fees in the fee table need to be updated.

Response: The Registrant has evaluated each Fund’s fees and expenses in light of market conditions. As a result of this analysis, the Registrant believes that the fees and expenses reflected in the registration statement are “current fees” in accordance with Item 3 of Form N-14.

(4)	Comment: With respect to the fee table in the Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund section, consider whether footnotes 3 and 4 are necessary for the Acquiring Fund’s pro forma fees as these are estimated in good faith and are hypothetical.

Response: The Registrant believes that this is helpful disclosure for a shareholder. As a result, the Registrant respectfully declines to make the requested change.

(5)	Comment: The registration statement states “[a]s a condition to the closing of the Reorganization, the Funds will request an opinion from the law firm of Dechert LLP, legal counsel to the Company, to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.” Please confirm whether the Funds will receive a tax opinion as a condition to closing the Reorganization.

Response: The receipt of a tax opinion is a condition to closing the Reorganization. The Amendment will be clarified to reflect this.

Legal Comments:

(1)	Comment: Consider adding risk disclosure about the coronavirus.

Response: The Registrant will update Market Risk to include risks associated with the coronavirus in the Amendment.

(2)	Comment: In the answer to question 8 in the Questions and Answers Section, it states “The Acquired Fund, unlike the Acquiring Fund, has not historically invested in investment grade corporate bonds.” Please clarify this statement in light of the Acquired Fund’s 80% policy which indicates it “normally invests at least 80% of its assets in investment grade, fixed-income securities.”

Response: Although permitted to invest in corporate bonds, the Acquired Fund has historically not done so to a material extent. This sentence will be clarified as follows: “While the Acquired Fund is permitted to invest in corporate bonds, the Acquired Fund, unlike the Acquiring Fund, has not historically invested in corporate bonds to a material extent.”

If you have any further comments or questions, please contact me at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:           John O’Hanlon

Alexander Karampatsos